Exhibit 1A-12.A

August 26, 2020

Board of Managers

CERES Coin LLC

c/o CM Solutions LLC

39W462 Baert Lane,

St. Charles, Illinois 60175

Re: CERES Coin LLC, Offering Statement on Form 1-A

To the Board of Managers:

We have acted as counsel to CERES Coin LLC, a Delaware limited liability company (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to $20,000,000 of the Company’s “Coins” and $30,000,000 of the Company’s “Tokens” (together, the “Securities”).

In connection with the opinion contained herein, we have examined the offering statement, along with pre-qualification amendments, the certificate of formation of the Company, its Operating Agreement, the resolutions of the Company’s board of managers, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the Securities being sold pursuant to the offering statement are (1) duly authorized and (2) will be, when issued in the manner described in the offering statement, constitute valid and legally binding obligations of the Company, enforceable in accordance with their respective terms.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ CrowdCheck Law, LLP

By Andrew Stephenson, Partner

CrowdCheck Law, LLP (f/k/a KHLK LLP)